601 Lexington Avenue New York, New York 10022
Christopher A. Kitchen To Call Writer Directly: (212) 446-4988	(212) 446-4800	Facsimile: (212) 446-6460
christopher.kitchen@kirkland.com	www.kirkland.com

May 28, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Radiation Therapy Services Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-170812-32

Dear Mr. Rosenberg:

On behalf of our client Radiation Therapy Services Holdings, Inc., a Delaware corporation (the “Company”), and in response to the comment letter to Bryan J. Carey, Chief Financial Officer of the Company, dated May 22, 2013, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), we hereby furnish the below supplemental information.  The numbered paragraphs below set forth the Staff’s comments together with our responses.

Form 10-K

Controls and Procedures, page 109

1.                                      Staff’s comment:  You disclose that during the fourth quarter of 2012 you identified a material weakness in internal controls related to a miscalculation in the analysis related to the valuation of goodwill.  Please tell us whether this error impacted prior periods and whether you determined that restatements of prior goodwill amounts were required.

Response:  During 2012, the Company completed goodwill impairment analyses as of July 1, 2012 (an interim test) and October 1, 2012 (an annual test), and recognized a corresponding goodwill impairment charge in the

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Company’s third quarter interim 2012 and fourth quarter 2012 financial statements.  During the fourth quarter of 2012, control deficiencies relating to (i) the review of certain inputs into the goodwill valuation analysis provided to a third-party specialist and (ii) the review of the results of the third-party specialist valuation analysis were identified that collectively were concluded to be a material weakness in the goodwill valuation process.  The control deficiency related to the review of the results of the third-party specialist valuation analysis resulted in a $3.26 million impact on the results of the July 1, 2012 interim valuation analysis, and the impairment charge recognized in the third quarter 2012 interim financial statements.  The impact to the third quarter 2012 interim financial statements was an overstatement of goodwill impairment charge and a corresponding understatement of the goodwill balance.  The miscalculation was corrected as part of the incremental impairment recorded in the fourth quarter.  The Company assessed the impact of the miscalculation to the interim financial statements using the frame work in SAB Topic 1.M, and concluded the miscalculation was not material to the third or fourth quarter 2012 interim financial statements.  Further, the miscalculations were isolated to the year ended December 31, 2012 and did not impact the prior years.

Notes to Consolidated Financial Statements

Note 7. Other Income and Loss
Medicare Electronic Health Records (“EHR”) Incentives, page F-39

2.                                      Staff’s comment:  You disclose that you are accounting for your EHR payments using the grant accounting method.  We believe that the correct method for accounting for these incentive payments is the gain contingency method, in which payment is not recognized until the contingencies related to the finalization of the payment amounts have been satisfied.  These contingencies include EHR meaningful use being demonstrated and the final cost report being available.  Refer to ASC 450-30.  Please provide us proposed disclosure to be included in future periodic reports which revises your accounting policy for these payments.  In addition, tell us how the correction to the accounting policy impacts the periods presented and whether or not a restatement is required.

Response:  The Company utilizes the gain contingency model in recognizing EHR incentive payments, not the grant model as it previously disclosed.  As a Medicare Part B healthcare physician provider, the Company is reimbursed by Medicare on a fee for service basis.  As such, the Company is not subject to cost reporting requirements.  The Company recognized approximately $2.3 million of EHR incentive payment during the fourth quarter of 2012 for its practices that satisfied the year one meaningful use criteria and for which the contingencies in estimating the amount of the incentive payments to be received had been resolved.

The proposed disclosure to be included in future periodic reports which revises the Company’s disclosure for these payments is the following:

“The American Recovery and Reinvestment Act (Recovery Act) of 2009 provides for incentive payments for Medicare eligible professionals who are meaningful users of certified EHR technology.  The Company accounts for EHR incentive payments utilizing the gain contingency model.  Pursuant to the gain contingency model, the Company recognizes EHR incentive payments when the specified meaningful use criteria have been satisfied, as all contingencies in estimating the amount of the incentive payments to be received are resolved.”

Note 20. Supplemental Consolidating Financial Information, page F-71

3.                                      Staff’s comment:  Please provide us proposed disclosure to be included in future periodic reports that discloses if the RTS and the subsidiary guarantors referred to in Note 20 are 100% owned.

Response:  The proposed disclosure to be included in future periodic reports that discloses the Company’s and the subsidiary guarantors referred to in Note 20 as 100% owned is included in the following paragraph, which is a revised introductory paragraph to Note 20, Supplemental Consolidating Financial Information, to the Company’s consolidated financial statements included in the Form 10-K:

“RTS’ payment obligations under the senior secured credit facility, senior secured second lien notes, and senior subordinated notes are guaranteed by Radiation Therapy Services Holdings, Inc. (“Parent”), which owns 100% of RTS and certain domestic subsidiaries of RTS, all of which are, directly or indirectly, 100% owned by RTS (the “Subsidiary Guarantors” and, collectively with Parent, the “Guarantors”).  Such guarantees are full, unconditional and joint and several.  The consolidated joint ventures, foreign subsidiaries and professional corporations of the Company are non-guarantors.  The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of comprehensive income (loss), and statements of cash flows information for Parent, RTS, the Subsidiary Guarantors and the non-guarantor subsidiaries.  The supplemental financial information reflects the investment of Parent and RTS and subsidiary guarantors using the equity method of accounting.”

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In addition, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc: Bryan J. Carey